UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

BioRestorative Therapies, Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

090655408

(CUSIP Number)

November 12, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 090655408

1.	Names of Reporting Persons. SCG Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,074,824*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,074,824*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,074,824*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%*
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*

SCG Capital, LLC has rights, under a convertible promissory note, to own an aggregate number of shares of common stock, par value $.001 per share (“Common Stock”), of BioRestorative Therapies, Inc. (the “issuer”), which, except for a contractual cap on the amount of outstanding shares of the Common Stock that SCG Capital, LLC may own, could exceed such a cap. SCG Capital, LLC’s ownership cap under the convertible promissory note is 9.99% of the outstanding shares of the Common Stock. Therefore, based on 10,453,936 shares of Common Stock outstanding as of November 12, 2018 (as reported on the issuer’s latest Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018) (10,759,003 shares of Common Stock outstanding giving effect to the shares issuable pursuant to the convertible note, subject to the cap), the number of shares of Common Stock beneficially owned by SCG Capital, LLC as of November 12, 2018 was 1,074,824 shares of Common Stock.

SCHEDULE 13G

CUSIP No. 090655408

1.	Names of Reporting Persons. Steven Geduld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,074,824*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,074,824*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,074,824*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%*
12.	Type of Reporting Person (See Instructions) IN

*

Steven Geduld is the President of SCG Capital, LLC and has indirect beneficial ownership in the securities held by SCG Capital, LLC. SCG Capital, LLC has rights, under a convertible promissory note, to own an aggregate number of shares of Common Stock of the issuer, which, except for a contractual cap on the amount of outstanding shares of the Common Stock that SCG Capital, LLC may own, could exceed such a cap. SCG Capital, LLC’s ownership cap under convertible promissory note is 9.99% of the outstanding shares of the Common Stock. Therefore, based on 10,453,936 shares of Common Stock outstanding as of November 12, 2018 (as reported on the issuer’s latest Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018) (10,759,003 shares of Common Stock outstanding giving effect to the shares issuable pursuant to the convertible note, subject to the cap), the number of shares of Common Stock beneficially owned by SCG Capital, LLC as of November 12, 2018 was 1,074,824 shares of Common Stock.

Item 1.

(a)	Name of Issuer:

BioRestorative Therapies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

40 Marcus Drive

Melville, NY 11747

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by SCG Capital, LLC, a Florida limited liability company (“SCG Capital”) and Steven Geduld (“Mr. Geduld” and, together with SCG Capital, the “Reporting Persons”) with respect to common shares of the above-named issuer owned by SCG Capital.

Mr. Geduld is the President of SCG Capital and has indirect beneficial ownership in the securities held by SCG Capital.

(b)	Address of Principal Business Office or, if none, Residence:

For each of the Reporting Persons: 21200 NE 38th Avenue; Aventura, FL 33180.

(c)	Citizenship:

SCG Capital, LLC	Florida limited liability company

Steven Geduld	U.S. Citizen

(d)	Title of Class of Securities:

Common stock, par value $.001 per share.

(e)	CUSIP Number: 090655408

Item 3.	If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	SCG Capital, LLC		Steven Geduld
(a) Amount Beneficially Owned:	1,074,824	*	1,074,824	*
(b) Percent of Class:	9.99%*		9.99%*
(c) Number of shares as to whichperson has:

(i) sole power to vote or to direct the vote:	1,074,824	*	1,074,824	*

(ii) shared power to vote or to direct the vote:	0		0

(iii) sole power to dispose or to direct the disposition of:	1,074,824	*	1,074,824	*

(iv) shared power to dispose or to direct the disposition of:	0		0

*

Mr. Geduld is the President of SCG Capital and has indirect beneficial ownership in the securities held by SCG Capital. SCG Capital has rights, under a convertible promissory note, to own an aggregate number of shares of common stock, par value $.001 per share (“Common Stock”), of BioRestorative Therapies, Inc. (the “issuer”), which, except for a contractual cap on the amount of outstanding shares of the Common Stock that SCG Capital may own, could exceed such a cap. SCG Capital’s ownership cap under convertible promissory note is 9.99% of the outstanding shares of the Common Stock. Therefore, based on 10,453,936 shares of Common Stock outstanding as of November 12, 2018 (as reported on the issuer’s latest Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018) (10,759,003 shares of Common Stock outstanding giving effect to the shares issuable pursuant to the convertible note, subject to the cap), the number of shares of Common Stock beneficially owned by SCG Capital as of November 12, 2018 was 1,074,824 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 under the Securities and Exchange Act, as amended.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2018

SCG Capital, LLC

By:	/s/ Steven Geduld
Name:	Steven Geduld
Title:	President

Steven Geduld

/s/ Steven Geduld

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement dated November 21, 2018